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                            January 31, 2023

       Kimberly Eckert
       Chief Financial Officer
       American Battery Technology Company
       100 Washington Street, Suite 100
       Reno, NV 89503

                                                        Re: American Battery
Technology Company
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Filed September 12,
2022
                                                            File No. 000-55088

       Dear Kimberly Eckert:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2022

       Item 1. Business
       Industry Collaborations, page 7

   1. You disclose that you along with Dupont Water Solutions were awarded a $4.5 million competitive grant from
the US Department of Energy's Advanced Manufacturing Office
                                                        and at page 6 that you
also received, as a co-grantee, a $2 million grant award from the
                                                        US Advanced Battery
Consortium in October 2021. Disclosure in your most recent Form
                                                        10-Q appears to
indicate that you have only received or were entitled to receive $0.3 million of these
amounts as of the quarter ended September 30, 2022. Please address the following points:

                                                              Clarify the
amounts you have received for each of these grants for the year ended
                                                            June 30, 2022 and
the quarter ended September 30, 2022 and to date,
 Kimberly Eckert
American Battery Technology Company
January 31, 2023
Page 2

                Disclose where the amounts received, if any, are captured in your statement of cash flows, and
                For each of these grants, disclose the total amounts that you are entitled to and any conditions or requirements that must be fulfilled to receive these amounts.
2. We note disclosure in two Form 8-Ks filed on October 21, 2022 and November 17, 2022 that you, in collaboration with grant partners DuPont Water Solutions, University of
         Nevada, Reno, and Argonne National Laboratory, were awarded $57 million towards a project from the U.S. Department of Energy and a $10 million grant under the Bipartisan
         Infrastructure Law. Explain how these grants are related, and for each of these grants, disclose the amounts that ABTC is entitled to and any conditions or requirements that must be fulfilled to receive these amounts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa,
Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKimberly Eckert                Sincerely,
Comapany NameAmerican Battery Technology Company
                                                 Division of Corporation
Finance
January 31, 2023 Page 2                          Office of Energy &
Transportation
FirstName LastName